Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)	Twenty-Four Weeks Ended
	June 18, 2004	June 20, 2003
Income from continuing operations before income taxes and minority interest (1)	$311	$157
Loss (income) related to equity method investees	29	(2)

	340	155
Add/(deduct):
Fixed charges	78	85
Interest capitalized	(7)	(12)
Distributed income of equity method investees	2	16
Minority interest	14	—

Earnings available for fixed charges	$427	$244

Fixed charges:
Interest expensed and capitalized (2)	$53	$63
Estimate of interest within rent expense	25	22

Total fixed charges	$78	$85

Ratio of earnings to fixed charges	5.5	2.9

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: equity in losses of $28 million, and a loss of $21 million for the twenty-four weeks ended June 18, 2004; and a loss of $101 million for the twenty-four weeks ended June 20, 2003.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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